UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8590

THRIFT PLAN FOR EMPLOYEES OF MURPHY OIL CORPORATION
(Full title of the Plan)

MURPHY OIL CORPORATION
(Name of issuer of securities held pursuant to Plan)

9805 Katy Fwy, Suite G-200, Houston, Texas 77024
(Address of issuer’s principal executive office) (Zip Code)

Thrift Plan for Employees of Murphy Oil Corporation

*All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants and Board of Directors
Thrift Plan for Employees of Murphy Oil Corporation
Houston, Texas

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil Corporation (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Report on Supplementary Information
The supplemental information in the accompanying Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2005.

Houston, Texas
June 25, 2021

Thrift Plan for Employees of Murphy Oil Corporation

Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Assets
Investments at fair value	$174,989,113	181,774,798
Participant notes receivable	1,563,561	1,717,093
Net assets available for benefits	$176,552,674	183,491,891

See accompanying notes to financial statements, page 6.

Thrift Plan for Employees of Murphy Oil Corporation

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020

Additions
Investment income:
Interest and dividend income	$7,969,783
Net appreciation in market value of investments	132,540
Total investment income	8,102,323
Interest income on notes receivable from participants	77,715
Contributions:
Employer	5,025,953
Employee	7,211,762
Rollover from other plans	1,440,876
Total contributions	13,678,591
Administrative expense credit	11,138
Total additions	21,869,767
Deductions
Benefits paid directly to participants	(28,808,984)
Total deductions	(28,808,984)
Net change for the year	(6,939,217)
Net assets available for benefits:
Beginning of year	183,491,891
End of year	$176,552,674

See accompanying notes to financial statements, page 6.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements
1. Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of the Thrift Plan for Employees of Murphy Oil Corporation (the Plan) have been prepared on the accrual basis of accounting and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits.  Investments are reported at fair value, including the investment in the common collective trust which is valued using net asset value (NAV) as a practical expedient.

Benefits are recorded when paid.  The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America.  Actual results could differ from those estimates.

Significant Provisions

In 2020, the Plan implemented certain features specified in Federal regulations of the Coronavirus Aid, Relief, and Economic Security (CARES) Act for qualifying participants including:
•Penalty-free COVID-19 distributions of up to $100,000 from March 27, 2020 through December 31, 2020;
•Deferment of loan repayments that would otherwise have been due between March 27, 2020 and December 31, 2020 to 2021; and
•Suspension of required minimum distributions (RMDs) for retirees age 72 (70½ if you reach 70½ before January 1, 2020) from 2020 to 2021.

The following is a summary of certain information related to the Plan, which is sponsored by Murphy Oil Corporation (Murphy) and administered by Murphy’s Investment Committee (the Committee). The Plan documents should be referred to for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Each employee, except leased or contract employees, of one of the following companies (identified herein collectively as the Companies and individually as the Company) who is in Covered Employment as defined by the Plan may participate in the Plan.
A. Murphy Oil Corporation.
B. Murphy Exploration & Production Company, a wholly owned subsidiary of Murphy.

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.
A. Salary Deferral Account – participant’s allotments up to a maximum of 25% of base pay for the year, but not to exceed $19,500 annually in 2020.
B. Matching Employer Contribution Account – Company contributions, dollar-for-dollar, based on the participant’s allotments (up to a maximum of 6% of base pay including overtime) made to the Salary Deferral Account.
C. Employee Contribution Account – a non-highly compensated employee’s after-tax allotments up to a maximum of 10% of base pay for the year. If highly compensated (per IRS as calculated in arrears, for the 2020 plan year, an employee earning more than $125,000 in 2019), then no after-tax allotments are allowed.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements
D. Deductible Contribution Account – participant’s allotments to this account have not been allowed after December 31, 1986, but established accounts have been allowed to remain.
E. Minimum 401(k) Contribution Account – participant’s allotments to this account have not been allowed after March 31, 1992, but established accounts have been allowed to remain.
F. Rollover Account – contributions made by a participant from a prior qualified plan.
G. Catch-Up Contribution Account – participant’s allotments for all eligible employees who have attained age 50 before the close of the Plan year and are contributing the maximum pre-tax amount permitted by the Plan, up to a maximum of 75% of base pay for the year, but not to exceed $6,500 for 2020.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution (b) Plan earnings and (c) administrative expenses.  Additionally, each participant’s account can be allocated revenue sharing credits upon the Company’s election.  Allocations are based on participant earnings or account balances, as defined.  The amount to which a participant is entitled is the amount that can be provided from the participant’s vested account.

Employees are eligible to participate in the Plan on the first day of the month following their date of hire or immediately, if hired on the first day of the month.  All active participants in the Plan are immediately vested in their voluntary contributions and all Company contributions.

A vested participant who enrolled prior to January 1, 2008 may withdraw from the Matching Employer Contribution (Matching Employer) Account either totally or partially (limited to at least 10%, but no less than $250, or any higher multiple of 5% up to 50% of the account balance) once every 24 months or at any time after reaching age 59½.  Any participant enrolled after December 31, 2007 can only withdraw from the Matching Employer Account after reaching age 59½.

A withdrawal from either a Salary Deferral Account or Catch-up Contribution Account is not permissible except upon a finding that a hardship (including those as defined in the CARES Act) exists as defined by federal tax regulations, upon the attainment of age 59½ or upon termination.

A withdrawal from a Rollover Account is permitted at any time, however, a tax penalty may apply for withdrawals prior to reaching age 59 ½.

Withdrawals from Employee Contribution Accounts or Deductible Contribution Accounts must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal.  No participation penalty is applied to such a withdrawal.

A withdrawal from a Minimum 401(k) Contribution Account is not permissible except upon termination.

A participant may withdraw from a Discretionary Employer Contribution Account under guidelines established by the Committee that are uniformly applicable to all participants.

Any taxable income distributed to a participant may be subject to a 10% penalty tax under the Tax Reform Act of 1986.  A $20 fee is charged for an in-service non-hardship withdrawal.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements
An eligible employee may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance.  An eligible employee may have one general-purpose loan and one residential loan outstanding at any one time.  A residential loan must be approved by the Committee.  The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan.  Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant’s account through after-tax payroll deductions.  Each loan has a $35 initiation fee and a $15 annual maintenance fee.  Interest rates on outstanding notes receivable at December 31, 2020 range from 3.25% to 5.50%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Obligation for Contributions to the Plan

The Company makes contributions to the Plan based on each participant’s allotments to the Salary Deferral Account subject to a maximum of 6% of the participant’s base pay (including overtime, where relevant).  Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock and Murphy USA Inc. common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.  The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

Administrative Expenses

Murphy pays certain costs of Plan administration.  Trustee fees and related expenses will be paid by the Plan.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements
2. Recent Accounting Pronouncements

Accounting Principles Adopted

Fair Value Measurement.  In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies disclosure requirements related to fair value measurement.  The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  Implementation on a prospective or retrospective basis varies by specific disclosure requirement.  Early adoption is permitted. The standard also allows for early adoption of any removed or modified disclosures upon issuance of this ASU while delaying adoption of the additional disclosures until their effective date. The Plan adopted this accounting standard in the first quarter of 2020 and it did not have a material impact on its financial statements and disclosures.

Recent Accounting Pronouncements

None

3. Net Assets and Investments

All assets in the Plan sponsored by Murphy Oil Corporation are associated only with the Thrift Plan for Employees of Murphy Oil Corporation.  Fidelity Management Trust Company (FMTC), Boston, Massachusetts, is the Trustee for Plan assets.  The Trusts had no nonparticipant-directed investments related to the Plan.

The following table presents the net assets of the Plan as of December 31, 2020 and 2019.

	2020	2019
Investments at fair value
Common Stock
Murphy Oil Corporation	$15,362,146	23,284,639
Murphy USA Inc.	6,717,805	7,162,084
Total common stock	22,079,951	30,446,723
Common/collective trust	21,217,884	22,368,043
Mutual funds	131,691,278	128,960,032
Participant notes receivable	1,563,561	1,717,093
Net assets	$176,552,674	183,491,891

Quoted market prices are used to determine the fair value of investments in the registered investment companies and the common stock.  Participant notes receivable are valued at cost plus accrued interest. Purchases and sales of securities are recorded on a trade date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date.  Net appreciation in market value of common stock and registered investment companies includes realized gains (losses) and unrealized appreciation (depreciation) in the fair value of these investments.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements

The Plan invests in Management Income Portfolio II (MIP II), a common collective trust fund (CCT) managed by FMTC.  FMTC maintains the contributions in a general account.  The Plan’s interest in the CCT is valued at the net asset value (NAV) as a practical expedient.  This practical expedient would not be used if it is determined to be probable that the investment contract would sell the investment for an amount different from the reported NAV.  Participant transactions (purchases and sales) may occur daily.  The CCT had no unfunded commitments as of December 31, 2020.  The CCT has no redemption notice period, but does have a 90 day restriction for amounts transferred to a competing fund.

NAV as reported to the Plan by FMTC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at NAV.  There are no reserves against NAV for credit risk of the contract issuer or otherwise.

4. Investment Options

Each Plan participant may invest contributions in one or more of 26 investment options. A participant determines how each of his/her accounts is divided among the different options, but any division of a participant’s allotment and Company contributions must be in whole percentages. Account balance transfers must be at least the greater of 1% of the account balance or $250.

The Murphy Stock Fund (MSF), which is managed by FMTC, is a fund comprised of common stock of Murphy Oil Corporation. A participant withdrawing from MSF may elect to receive either cash or Murphy stock. If the participant elects to receive stock, the value of his/her MSF withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives the whole shares and cash for any fractional share.

5.  Risk and Uncertainties

The Plan provides for investment in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

6.  Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. (FIIOC) handles record keeping and administration of the Plan.  Certain of the Plan’s investment options are in mutual funds managed by Fidelity Management & Research Company (FMRC).  FIIOC and FMRC are both affiliates of FMTC, who is the Trustee for the Plan and also manages the Managed Income Portfolio II, the MSF and the Murphy USA Stock Fund.  FMRC’s fees were deducted from the earnings of the mutual funds it manages.  The Plan received a net credit of $11,138 in net trustee and administrative fees from FMTC and FIIOC in 2020. In addition, the Plan provides for investment in Murphy Oil Corporation common stock and participant notes receivable, which also qualify as party-in-interest transactions.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements

For the year ended December 31, 2020, contributions into the MSF totaled $1,309,485, while distributions out of the MSF totaled $3,101,373.  During the year ended December 31, 2020, the Plan recorded $665,664 of dividend income from the MSF.  These transactions are covered by exemptions from the prohibited transactions provisions of ERISA and the Internal Revenue Code of 1986, as amended.

7.  Income Taxes

Although the Plan has been amended since receiving a favorable determination letter dated July 1, 2014, the Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, the Plan is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code of 1986, as amended. With few exceptions, the Plan is no longer subject to U.S. Federal income tax examinations by tax authorities prior to 2017.

8.  Investments at Fair Value

The Company carries certain assets at fair value in its Statements of Net Assets Available for Benefits.

The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality.  Level 1 inputs are quoted prices in active markets for identical assets or liabilities.  Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statements  of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.  There have been no significant changes in the valuation techniques during the year ended December 31, 2020.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock and mutual funds.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  In certain cases where Level 1 inputs are not available, securities or other investments would be classified within Level 2 or Level 3 of the hierarchy. The Plan had no Level 2 or Level 3 investments at December 31, 2020 or 2019.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements
The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2020 and 2019.

	Fair Value Measurements Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
December 31, 2020	Fair Value	(Level 1)	(Level 2)	(Level 3)
Common Stock	$22,079,951	22,079,951	—	—
Mutual Funds	131,691,278	131,691,278	—	—
Total assets in fair value hierarchy	153,771,229	153,771,229	—	—
Investments measured at net asset value*	21,217,884	—	—	—
Investments at Fair Value	$174,989,113	153,771,229	—	—
December 31, 2019
Common Stock	$30,446,723	30,446,723	—	—
Mutual Funds	128,960,032	128,960,032	—	—
Total assets in fair value hierarchy	159,406,755	159,406,755	—	—
Investments measured at net asset value*	22,368,043	—	—	—
Investments at Fair Value	$181,774,798	159,406,755	—	—
*Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

The above table does not include Participant notes receivable in the amount of $1,563,561 and $1,717,093 at December 31, 2020 and 2019, respectively.

9. COVID-19

In March 2020, the World Health Organization categorized Coronavirus Disease 2019 (COVID-19) as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The COVID-19 pandemic has led to volatility in financial markets and has affected, and may continue to affect, the market price of Plan investments. The potential economic impact brought by, and the duration of, COVID-19 is difficult to assess or predict and will depend on future developments that are uncertain and cannot be predicted.

During 2020, the Plan implemented certain features specified in Federal regulations of the Coronavirus Aid, Relief, and Economic Security (CARES) Act for qualifying participants, as discussed in Note 1.

Thrift Plan for Employees of Murphy Oil Corporation

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issuer	Description of Investment	Current Value
FMI Large Cap Inst. ¹	Mutual Fund, 1,286,721 shares	$25,039,581
Managed Income Portfolio II Class 1	Common/Collective Trust, 21,217,884 shares	21,217,884
FID 500 Index Inst. ¹	Mutual Fund, 131,424 shares	17,107,440
Murphy Stock Fund ¹	Common Stock Fund, 1,269,416 shares	15,362,146
FID Mid Cap Index ¹	Mutual Fund, 411,975 shares	11,127,454
FID Freedom 2035 ¹	Mutual Fund, 573,000 shares	9,494,610
FID Freedom 2045 ¹	Mutual Fund, 515,684 shares	6,935,950
FID Freedom 2030 ¹	Mutual Fund, 357,039 shares	6,883,714
FID Freedom 2040 ¹	Mutual Fund, 580,101 shares	6,816,192
Murphy USA Stock Fund ²	Common Stock Fund, 51,322 shares	6,717,805
FID Freedom 2025 ¹	Mutual Fund, 432,567 shares	6,683,153
FID Diversified Intl. ¹	Mutual Fund, 138,405 shares	6,599,157
FID Freedom 2020 ¹	Mutual Fund, 352,727 shares	6,052,787
FID Freedom 2050 ¹	Mutual Fund, 427,184 shares	5,788,347
PIMCO Total Return Inst.	Mutual Fund, 452,739 shares	4,799,032
FID Freedom 2055¹	Mutual Fund, 254,592 shares	3,963,998
PIMCO Income Inst.	Mutual Fund, 293,138 shares	3,549,898
FID Small Cap Index ¹	Mutual Fund, 129,057 shares	3,223,839
Vulcan Value Ptrs. Smcp.	Mutual Fund, 126,202 shares	2,250,178
FID U.S. Bond Index ¹	Mutual Fund, 129,663 shares	1,614,302
FID Freedom 2015 ¹	Mutual Fund, 96,319 shares	1,299,339
FID Freedom 2005 ¹	Mutual Fund, 80,833 shares	1,055,678
FID Freedom Income ¹	Mutual Fund, 62,050 shares	757,633
FID GNMA ¹	Mutual Fund, 19,155 shares	225,842
FID Freedom 2060 ¹	Mutual Fund, 14,732 shares	207,431
FID Freedom 2010 ¹	Mutual Fund, 7,156 shares	116,649
FID Freedom 2065 ¹	Mutual Fund, 7,996 shares	99,074
Participant notes receivable	Interest rates between 3.25% and 5.50%	1,563,561
Net assets at fair value		176,552,674

1 Party-in-interest.
2 This fund is comprised of common stock of Murphy USA Inc. (MUSA).  MUSA was wholly owned by Murphy prior to August 30, 2013, when Murphy’s stockholders received MUSA common stock in a spin-off transaction.  These investments resulted from the spin-off of MSF held in the Master Trust at the date of distribution.  The Master Trust was dissolved at the time of the spin-off transaction.  No new investments are allowed in this fund.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN FOR EMPLOYEES OF
MURPHY OIL CORPORATION

Date: June 25, 2021
By:   /s/ Maria A. Martinez
Maria A. Martinez
Vice President, Human Resources and Administration, Chair of Employee Benefits Committee
Murphy Oil Corporation